Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Cheniere Energy, Inc.:

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cheniere Energy, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights and units and to the incorporation by reference therein of our report dated February 21, 2014, with respect to the consolidated financial statements and schedule of Cheniere Energy, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 22, 2015